Registration No. 333-261901

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY

UNDER THE TRUST INDENTURE ACT OF 1939

OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

☒	Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2)

CITIBANK, N.A.

(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Louis Piscitelli

Citibank, N.A.

388 Greenwich St.

New York, NY 10013

(212) 816 -5805

(Name, address and telephone number of agent for service)

Santander Drive Auto Receivables Trust 2023-3

(Exact name of obligor as specified in its charter)

Delaware	92-6540486
(Jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Wilmington Trust, National Association Rodney Square North 1100 North Market Street Wilmington, DE	19890-0001
(Address of principal executive office)	(Zip Code)

Asset-Backed Notes of Santander Drive Auto Receivables Trust 2023-3

(Title of the indenture securities)

Item 1. General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York 33 Liberty Street New York, NY	New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16. List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of December 31, 2022—attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 12th day of July, 2023.

CITIBANK, N.A.

By	/s/ Louis Piscitelli
Louis Piscitelli
Senior Trust Officer

Exhibit 7

CONSOLIDATED BALANCE SHEET	Citigroup Inc. and Subsidiaries

	December 31,
In millions of dollars	2022	2021
Assets
Cash and due from banks (including segregated cash and other deposits)	$30,577	$27,515
Deposits with banks, net of allowance	311,448	234,518
Securities borrowed and purchased under agreements to resell (including $239,527 and $216,466 as of December 31, 2022 and 2021, respectively, at fair value), net of allowance	365,401	327,288
Brokerage receivables, net of allowance	54,192	54,340
Trading account assets (including $133,535 and $133,828 pledged to creditors at December 31, 2022 and 2021, respectively)	334,114	331,945
Investments:
Available-for-sale debt securities (including $10,933 and $9,226 pledged to creditors as of December 31, 2022 and 2021, respectively), net of allowance	249,679	288,522
Held-to-maturity debt securities (fair value of which is $243,648 and $216,038 as of December 31, 2022 and 2021, respectively) (includes $— and $1,460 pledged to creditors as of December 31, 2022 and 2021, respectively), net of allowance	268,863	216,963
Equity securities (including $895 and $1,032 as of December 31, 2022 and 2021, respectively, at fair value)	8,040	7,337

Total investments	$526,582	$512,822
Loans:
Consumer (including $237 and $12 as of December 31, 2022 and 2021, respectively, at fair value)	368,067	376,534
Corporate (including $5,123 and $6,070 as of December 31, 2022 and 2021, respectively, at fair value)	289,154	291,233

Loans, net of unearned income	$657,221	$667,767
Allowance for credit losses on loans (ACLL)	(16,974)	(16,455)

Total loans, net	$640,247	$651,312
Goodwill	19,691	21,299
Intangible assets (including MSRs of $665 and $404 as of December 31, 2022 and 2021, respectively, at fair value)	4,428	4,495
Premises and equipment, net of depreciation and amortization	26,253	24,328
Other assets (including $10,658 and $12,342 as of December 31, 2022 and 2021, respectively, at fair value), net of allowance	103,743	101,551

Total assets	$2,416,676	$2,291,413

Statement continues on the next page.

CONSOLIDATED BALANCE SHEET (Continued)	Citigroup Inc. and Subsidiaries

	December 31,
In millions of dollars, except shares and per share amounts	2022	2021
Liabilities
Deposits (including $1,875 and $1,666 as of December 31, 2022 and 2021, respectively, at fair value)	$1,365,954	$1,317,230
Securities loaned and sold under agreements to repurchase (including $70,886 and $56,694 as of December 31, 2022 and 2021, respectively, at fair value)	202,444	191,285
Brokerage payables (including $4,439 and $3,575 as of December 31, 2022 and 2021, respectively, at fair value)	69,218	61,430
Trading account liabilities	170,647	161,529
Short-term borrowings (including $6,222 and $7,358 as of December 31, 2022 and 2021, respectively, at fair value)	47,096	27,973
Long-term debt (including $105,995 and $82,609 as of December 31, 2022 and 2021, respectively, at fair value)	271,606	254,374
Other liabilities	87,873	74,920

Total liabilities	$2,214,838	$2,088,741

Stockholders’ equity
Preferred stock ($1.00 par value; authorized shares: 30 million), issued shares: 759,800 as of December 31, 2022 and 759,800 as of December 31, 2021, at aggregate liquidation value	$18,995	$18,995
Common stock ($0.01 par value; authorized shares: 6 billion), issued shares: 3,099,669,424 as of December 31, 2022 and 3,099,651,835 as of December 31, 2021	31	31
Additional paid-in capital	108,458	108,003
Retained earnings	194,734	184,948
Treasury stock, at cost: 1,162,682,999 shares as of December 31, 2022 and 1,115,296,641 shares as of December 31, 2021	(73,967)	(71,240)
Accumulated other comprehensive income (loss) (AOCI)	(47,062)	(38,765)

Total Citigroup stockholders’ equity	$201,189	$201,972
Noncontrolling interests	649	700

Total equity	$201,838	$202,672

Total liabilities and equity	$2,416,676	$2,291,413

The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements.